ZAP
501 Fourth Street
Santa Rosa, California 95401
(707) 525-8658

September 28, 2007

VIA FACSIMILE (202) 772-9202
AND VIA EDGAR

Rolaine S. Bancroft
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	ZAP (the “Registrant”)
File No. 333-144325 (the “Registration Statement”)

Dear Ms. Bancroft:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests acceleration of effectiveness of Amendment No. 2 to its Registration Statement (Reg. No. 333-144325) filed with the Commission (as defined below) on Monday, September 24, 2007, so that it will become effective at 10:00 a.m. on Tuesday, October 2, 2007, or as soon as practicable thereafter.

The Registrant acknowledges that:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.           The Registrant may not assert the Commission’s comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

ZAP

By:	/s/ Steven M. Schneider
Steven M. Schneider
Chief Executive Officer

cc:           Deanna R. Whitestone, Esq.
Mark Y. Abdou, Esq.